

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

December 14, 2016

Thomas Herman
Chief Financial Officer
Calamos Asset Management, Inc.
2020 Calamos Court
Naperville, Illinois 60563

    Re: **Calamos Asset Management, Inc.**
            Form 10-K for Fiscal Year Ended December 31, 2015
            Filed March 11, 2016
            File No. 000-51003

Dear Mr. Herman:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    /s/ John P. Nolan

                    John P. Nolan
                    Senior Assistant Chief Accountant
                    Office of Financial Services